Afya Limited Announces Fourth Quarter and Full-Year 2023 Financial Results

Another Year of Strong Performance

Robust EPS Expansion

Guidance Achievement

Nova Lima, Brazil, March 14, 2024 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and digital health services provider in Brazil, reported today financial and operating results for the fourth quarter and full-year period ended December 31, 2023. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Fourth Quarter 2023 Highlights

▪	4Q23 Adjusted Net Revenue increased 22.6% YoY to R$729.5 million. Adjusted Net Revenue excluding acquisitions grew 12.5% to R$669.7 million.
▪	4Q23 Adjusted EBITDA increased 19.3% YoY, reaching R$288.9 million, with an Adjusted EBITDA Margin of 39.6%. Adjusted EBITDA excluding acquisitions grew 6.4% to R$257.7 million with an Adjusted EBITDA Margin of 38.5%.
▪	4Q23 Adjusted Net Income increased 27.7% YoY, reaching R$164.4 million, with an adjusted EPS growth of 29.6% in the same period.

Full-Year 2023 Highlights

▪	FY23 Adjusted Net Revenue increased 23.9% YoY to R$2,874.1 million. Adjusted Net Revenue excluding acquisitions grew 13.3% to R$2.626.9 million.
▪	FY23 Adjusted EBITDA increased 21.2% YoY reaching R$1,165.7 million, with an Adjusted EBITDA Margin of 40.6%. Adjusted EBITDA excluding acquisitions grew 9.5% to R$1,052.8 million with an Adjusted EBITDA Margin of 40.1%.
▪	FY23 Adjusted Net Income increased 10.5% YoY, reaching R$591.1 million, with an adjusted EPS growth of 11.5% in the same period.
▪	Cash conversion of 97.1% generating R$1,088.8 million of cash flow from operating activities that resulted in a cash position of R$553.0 million.
▪	Around 268 thousand monthly active physicians and medical students using Afya’s Digital Service, an increase of 2.8% over the same period last year.

Table 1: Financial Highlights
	For the three months period ended December 31,					For the twelve months period ended December 31,
(in thousand of R$)	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions
(a) Net Revenue	729,866	670,071	584,002	25.0%	14.7%	2,875,913	2,628,723	2,329,057	23.5%	12.9%
(b) Adjusted Net Revenue (1)	729,479	669,684	595,138	22.6%	12.5%	2,874,085	2,626,895	2,319,131	23.9%	13.3%
(c) Adjusted EBITDA (2)	288,912	257,744	242,207	19.3%	6.4%	1,165,678	1,052,844	961,924	21.2%	9.5%
(d) = (c)/(b) Adjusted EBITDA Margin	39.6%	38.5%	40.7%	-110 bps	-220 bps	40.6%	40.1%	41.5%	-90 bps	-140 bps
*For the three months period ended December 31, 2023, "2023 Ex Acquisitions" excludes: UNIMA and FCM Jaboatão (October to December, 2023; Closing of UNIMA and FCM Jaboatão was in January 2023).
*For the fiscal year ended December 31, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Cardiopapers (January to March 2023; Closing of Cardiopapers was in April, 2022), Glic (January to May, 2023; Closing of Glic was in May, 2022), and UNIMA and FCM Jaboatão (January to December, 2023; Closing of UNIMA and FCM Jaboatão was in January 2023).

(1) Includes mandatory settlements in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(2) See more information on "Non-GAAP Financial Measures" (Item 07).

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Message from Management

We are delighted to showcase another year of remarkable operational and financial achievements for Afya. Once more, we have demonstrated the robustness of our business, the effective implementation of our strategy, the dedication of our team members, and the reliability of our business model.

This year we disclosure notable rises in net revenue across our three segments, strong cash generation, and substantial growth in EPS, underscoring our ongoing business expansion. The convergence of these elements has empowered us to meet our 2023 targets, and we are now looking ahead to the objectives set for 2024.

For another year we are pleased to disclose that the most significant growth of the year, in terms of revenue, stemmed from our Continuing Education segment. Through a robust intake process, the establishment of three new campuses, and course maturation, we can see once more, our students, employees, and partners benefit from our constantly developing ecosystem.

Our second most noteworthy growth originated from our undergrad business — our core business remains as robust as ever, with Medicine courses increasing tickets higher than inflation, maturation of medical seats and the completion of UNIMA and Faculdade de Ciências Médicas Jaboatão integration process in November, less than one year after its acquisition, proving our commitment to extract synergies within the operation.

In our Digital Services Segment we are proud to see another year of organic growth, reaffirming the immense potential of the business. This surge can be attributed to the success of our B2B engagements, where we have secured new contracts with pharmaceutical industry leaders. Furthermore, the continuous growth in B2P subscribers reflects our unwavering dedication to expanding our reach.

Afya´s 2023 Net Revenues was almost four times higher than in 2019, the year of our IPO. Furthermore, there has been a notable increase in cash generation. We have witnessed the cash conversion rate consistently above 90%, demonstrating our ability to achieve substantial growth while enhancing profitability and cash generation. Lastly, our earnings per share (EPS) have more than doubled since 2019 and is still growing, underscoring our capability to blend organic and inorganic growth with disciplined capital allocation, resulting in significant returns to propel our growth.

Besides its results achievements, Afya also has been investing in building its sustainability strategy and ESG (Environmental, Social, and Governance) vision to enhance value generation and impact for its stakeholders, as well as to contribute to the longevity of the business with socio-environmental responsibility. Aware of the role we play, ESG-related aspects permeate our strategies and routines. We aim to contribute to the social and economic development of the communities in which we operate and enable physicians to experience the best aspects of their profession.

As an indication of our outstanding results and impactful initiatives that are being shown to the market, the announcement of our sponsored BDRs this year, marked the entrance of Afya in B3 and we proudly celebrate several awards recognitions this year, such as "Executivo de Valor” recognizing Virgilio Gibbon as the top CEO in the Education Sector, “Valor Econômico's Best Education Company in Innovation", and another prestigious recognition for being the best Company in the Education Sector in the "Valor 1000" award and “Great Place to Work”.

Strong performance, consistent growth, success in all segments, social responsibility and public recognition: this is how we are evolving and empowering our mission to provide an ecosystem that integrates education and digital solutions for the entire medical journey. We are very proud of our business and what we have achieved so far, and excited the future.

1.	Key Event in the Quarter:
▪	On October 31st, Afya announced, through its wholly owned subsidiary Afya Participações S.A. (“Afya Brazil”), the acquisition of an additional 15% in Centro de Ciências em Saúde de Itajubá S.A. ("CCSI”;” FMIT”), consolidating our position of ownership to 75% of the total share capital. The aggregate purchase price for the additional 15% was R$21.0 million paid 100% in cash on the closing date.

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2.	Subsequent Event
▪	On January 24, 2024, the Ministry of Education (MEC) authorized the increase of 40 medical seats of Faculdades Integradas Padrão (FIP Guanambi), located in the city of Guanambi, State of Bahia, which will result in an additional payment of R$49.6 million. With the authorization, Afya reaches 100 medical seats on this campus, and 3,203 total approved seats.

3.	Full Year 2023 Guidance Achievement

The Company’s financial results reaffirmed the resiliency and predictability of Afya’s business model.

	Guidance for 2023	Actual 2023
Adjusted Net Revenue*	R$ 2,750 mn ≤ ∆ ≤ R$ 2,850 mn	2,874 mn
Adjusted EBITDA	R$ 1,100 mn ≤ ∆ ≤ R$ 1,200 mn	1,166 mn

*Includes UNIMA and Faculdade de Ciências Médicas Jaboatão' acquisitions;
Includes the increase of 64 medical seats of Faculdade Santo Agostinho, in the city of Itabuna;
Excludes any acquisition that may be concluded after the issuance of the guidance.

4.	2024 Guidance

The guidance for FY2024 is defined in the following table:

Guidance for 2024
Net Revenue[1]	R$ 3,150 mn ≤ ∆ ≤ R$ 3,250 mn
Adjusted EBITDA	R$ 1,300 mn ≤ ∆ ≤ R$ 1,400 mn
CAPEX[2]	R$ 220 mn ≤ ∆ ≤ R$ 260 mn
(1) Excludes any acquisition that may be concluded after the issuance of the guidance.
(2) The 2024 Capex guidance does not encompass the earn-out payment in the amount of R$49.6 million related to the 40-seat increase at Faculdades Integradas Padrão (FIPGuanambi).

5.	4Q23 and 2023 Overview

Operational Review

Afya is the only company offering educational and technological solutions to support physicians across every stage of the medical career, from undergraduate students in their medical school years through medical residency preparatory courses, medical specialization programs and continuing medical education. The Company also offers solutions to empower physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a Software as a Service (SaaS) model, and assisting physicians in their relationship with their patients.

The Company reports results for three operating segments. The first, Undergrad – medical schools, other healthcare programs and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate programs. The second, Continuing Education – specialization programs and graduate courses for physicians. Revenue is also generated from the monthly tuition fees the Company charges students enrolled in the specialization and graduate courses. The third is Digital Services – digital services offered by the Company at every stage of the medical career. This operating segment is divided into Business to Physician (which encompasses Content & Technology for Medical Education, Clinical Decision Software, Practice Management Tools & Electronic Medical Records, Physician-Patient Relationship, Telemedicine, and Digital Prescription) and Business to Business (which provides access and demand for the healthcare players). Revenue is generated from printed books and e-books, which is recognized at the point in time when control is transferred to the customer, and subscription fees, which are recognized as the services are transferred over time.

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Key Revenue Drivers – Undergraduate Courses

Table 2: Key Revenue Drivers	Twelve months period ended December 31,
	2023	2022	% Chg
Undergrad Programs
MEDICAL SCHOOL
Approved Seats	3,163	2,823	12.0%
Operating Seats (1)	3,113	2,773	12.3%
Total Students (end of period)	21,446	17,968	19.4%
Average Total Students	21,154	17,761	19.1%
Average Total Students (ex-Acquisitions)*	19,040	17,761	7.2%
Tuition Fees (Total - R$ '000)	2,573,704	2,032,888	26.6%
Tuition Fees (ex- Acquisitions* - R$ '000)	2,332,745	2,032,888	14.8%
Medical School Gross Avg. Ticket (ex- Acquisitions* - R$/month)	10,210	9,538	7.0%
Medical School Net Avg. Ticket (ex- Acquisitions* - R$/month)	8,548	7,898	8.2%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	21,117	17,967	17.5%
Average Total Students	21,365	19,441	9.9%
Average Total Students (ex-Acquisitions)*	19,690	19,441	1.3%
Tuition Fees (Total - R$ '000)	388,799	336,238	15.6%
Tuition Fees (ex- Acquisitions* - R$ '000)	359,647	336,238	7.0%
OTHER UNDERGRADUATE
Total Students (end of period)	23,471	22,265	5.4%
Average Total Students	24,336	23,376	4.1%
Average Total Students (ex-Acquisitions)*	21,170	23,376	-9.4%
Tuition Fees (Total - R$ '000)	304,276	266,306	14.3%
Tuition Fees (ex- Acquisitions* - R$ '000)	263,275	266,306	-1.1%
TOTAL TUITION FEES
Tuition Fees (Total - R$ '000)	3,266,778	2,635,432	24.0%
Tuition Fees (ex- Acquisitions* - R$ '000)	2,955,667	2,635,432	12.2%
*For the fiscal year ended December 31, 2023, "2023 Ex Acquisitions" excludes: UNIMA and FCM Jaboatão (January to December, 2023; Closing of UNIMA and FCM Jaboatão was in January 2023).
(1) The difference between approved and operating seats is 'Cametá'. A campus for which we already have the license but haven't started operations.

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Key Revenue Drivers – Continuing Education and Digital Services

Table 3: Key Revenue Drivers	Twelve months period ended December 31,
	2023	2022	% Chg
Continuing Education
Medical Specialization & Others
Total Students (end of period)	4,976	4,280	16.3%
Average Total Students	4,838	3,835	26.1%
Average Total Students (ex-Acquisitions)	4,838	3,835	26.1%
Net Revenue from courses (Total - R$ '000)	146,827	108,806	34.9%
Net Revenue from courses (ex- Acquisitions¹)	146,827	108,806	34.9%
Digital Services
Content & Technology for Medical Education
Medcel Active Payers
Prep Courses & CME - B2P	7,563	14,569	-48.1%
Prep Courses & CME - B2B	5,649	5,887	-4.0%
Além da Medicina Active Payers	7,557	6,081	24.3%
Cardiopapers Active Payers	9,202	5,034	82.8%
Medical Harbour Active Payers	12,133	7,668	58.2%
Clinical Decision Software
Whitebook Active Payers	153,541	137,767	11.4%
Clinical Management Tools²
iClinic Active Payers	26,293	22,764	15.5%
Shosp Active Payers	3,768	2,915	29.3%

Digital Services Total Active Payers (end of period)	225,706	202,685	11.4%
Net Revenue from Services (Total - R$ '000)	229,285	189,984	20.7%
Net Revenue - B2P	190,838	166,515	14.6%
Net Revenue - B2B	38,448	23,469	63.8%
Net Revenue From Services (ex-Acquisitions¹)	222,196	189,984	17.0%
(1) Clinical management tools includes Telemedicine and Digital Prescription featuresTwelve
(2) For the fiscal year ended December 31, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Cardiopapers (January to March 2023; Closing of Cardiopapers was in April, 2022), Glic (January to May, 2023; Closing of Glic was in May, 2022)

Key Operational Drivers – Digital Services

Monthly Active Users (MaU) represents the number of unique individuals that consumed Digital Services content in each one of our products in the last 30 days of a specific period. Total monthly active users reached around 268 thousand.

Monthly Active Unique Users (MUAU) represents the number of unique individuals, without overlap of users among products, in the last 30 days of a specific period.

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Table 4: Key Operational Drivers for Digital Services - Monthly Active Users (MaU)
	4Q23	4Q22	% Chg YoY	3Q23	2Q23
Content & Technology for Medical Education	20,215	16,539	22.2%	26,012	24,973
Clinical Decision Software	219,420	221,762	-1.1%	230,732	230,338
Clinical Management Tools¹	26,703	20,936	27.5%	26,944	24,880
Physician-Patient Relationship	1,579	1,473	7.2%	1,583	1,782
Total Monthly Active Users (MaU) - Digital Services	267,917	260,710	2.8%	285,271	281,973
1) Clinical management tools includes Telemedicine and Digital Prescription features
Includes Shosp, Medicinae and Além da Medicina starting in 1Q22 and Cardiopapers and Glic starting in 2Q22

Table 5: Key Operational Drivers for Digital Services - Monthly Unique Active Users (MuaU)
	4Q23	4Q22	% Chg QoQ	3Q23	2Q23

Total Monthly Unique Active Users (MuaU) - Digital Services	241,753	241,949	-0.1%	254,894	251,487
1) Total Monthly Unique Active Users excludes non-integrated companies: Medical Harbour, Medicinae, Shosp, Além da Medicina, Cardiopapers and Glic

Seasonality

Undergrad’s tuition revenues are related to the enrollment and re-enrollment process and monthly tuition fees charged to students over the period; thus, does not have significant fluctuations during the year. Continuing Education revenues are related to monthly intakes and tuition fees and do not have a considerable concentration in any period. Digital Services is comprised mainly of Medcel, Pebmed, and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel’s revenue is concentrated in the first and last quarter of the year due to the enrollments. In addition, the majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year than in the second and third quarters.

Revenue

Adjusted Net Revenue for the fourth quarter of 2023 was R$729.5 million, an increase of 22.6% over the same period of the prior year, mainly due to UNIMA and FCM Jaboatão acquisition, higher net tickets in Medicine courses, maturation of medical seats and the growth of Continuing Education and Digital Services segments.

Net Revenue of Continuing Education for the fourth quarter of 2023 was R$38.6 million, an increase of 16.0% YoY, boosted by the growth in the number of students.

Digital services increased 17.1% YoY, totaling R$65.2 million for this quarter. The organic growth is a combination of (a) an increase in the B2B engagements, increasing B2B Net Revenue by 63.8%, and (b) the expansion of the active payers in the B2P, mainly in Whitebook, Medical Harbour, Shosp, IClinic, Cardiopapers and Além da Medicina.

For the full year ended December 31, 2023, Adjusted Net Revenue was R$2,874.1 million, an increase of 23.9% over the same period of last year. Excluding acquisitions, Adjusted Net Revenue grew 13.3% over the same period.

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Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended December 31,					For the twelve months period ended December 31,
	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions
Net Revenue Mix
Undergrad	627,929	568,135	499,852	25.6%	13.7%	2,511,018	2,270,917	2,037,889	23.2%	11.4%
Adjusted Undergrad¹	627,542	567,748	510,988	22.8%	11.1%	2,509,190	2,269,089	2,027,963	23.7%	11.9%
Continuing Education	38,564	38,564	33,238	16.0%	16.0%	146,827	146,827	108,806	34.9%	34.9%
Digital Services	65,249	65,249	55,741	17.1%	17.1%	229,285	222,196	189,984	20.7%	17.0%
Inter-segment transactions	-1,876	-1,876	-4,829	-61.2%	-61.2%	-11,217	-11,217	-7,622	47.2%	47.2%
Total Reported Net Revenue	729,866	670,071	584,002	25.0%	14.7%	2,875,913	2,628,723	2,329,057	23.5%	12.9%
Total Adjusted Net Revenue ¹	729,479	669,684	595,138	22.6%	12.5%	2,874,085	2,626,895	2,319,131	23.9%	13.3%
*For the three months period ended December 31, 2023, "2023 Ex Acquisitions" excludes: UNIMA and FCM Jaboatão (July to December, 2023; Closing of UNIMA and FCM Jaboatão was in January 2023).
*For the fiscal year ended December 31, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Cardiopapers (January to March 2023; Closing of Cardiopapers was in April, 2022), Glic (January to May, 2023; Closing of Glic was in May, 2022), and UNIMA and FCM Jaboatão (January to December, 2023; Closing of UNIMA and FCM Jaboatão was in January 2023).

(1) Includes mandatory settlements in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(2) See more information on "Non-GAAP Financial Measures" (Item 07).

Adjusted EBITDA

Adjusted EBITDA for the three-month period ended December 31, 2023, increased 19.3% to R$288.9 million, up from R$242.2 million in the same period of the prior year, while the Adjusted EBITDA Margin decreased 110 basis points to 39.6%. For the full year ended December 31, 2023, Adjusted EBITDA was R$1.165.7 million, an increase of 21.2% over the same period of the prior year, with an Adjusted EBITDA Margin decrease of 90 basis points in the same period.

The Adjusted EBITDA Margin reduction this year is due to: (a) Mix of Net Revenue, with higher participation of Continuing Education segment, and (b) the consolidation of 4 new Mais Médicos campuses (operation started on 3Q22).

Table 7: Adjusted EBITDA
(in thousands of R$)	For the three months period ended December 31,					For the twelve months period ended December 31,
	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions
Adjusted EBITDA	288,912	257,744	242,207	19.3%	6.4%	1,165,678	1,052,844	961,924	21.2%	9.5%
% Margin	39.6%	38.5%	40.7%	-110 bps	-220 bps	40.6%	40.1%	41.5%	-90 bps	-140 bps
*For the three months period ended December 31, 2023, "2023 Ex Acquisitions" excludes: UNIMA and FCM Jaboatão (October to December, 2023; Closing of UNIMA and FCM Jaboatão was in January 2023).
*For the fiscal year ended December 31, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Cardiopapers (January to March 2023; Closing of Cardiopapers was in April, 2022), Glic (January to May, 2023; Closing of Glic was in May, 2022), and UNIMA and FCM Jaboatão (January to December, 2023; Closing of UNIMA and FCM Jaboatão was in January 2023).

Adjusted Net Income

Net Income for the fourth quarter of 2023 was R$101.9 million, an increase of 42.8% over the same period of the prior year, mainly due to the increase in operational results and the recognition of income tax credit. Adjusted Net Income for the fourth quarter of 2023 was R$164.4 million, an increase of 27.7% over the same period of the prior year, mainly due to the reasons previously mentioned and lower non-recurring expenses in the quarter when compared to the same period of the prior year.

For the twelve-month period ended December 31, 2023, Net Income increased 3.2%, from R$392.8 million to R$405.4 million. Adjusted Net Income for the twelve-month period of 2023 was R$591.1 million, an increase of 10.5% year over year. Adjusted EPS reached R$6.37 per share for the full year of 2023 ended December 31, an increase of 11.5% year over year, reflecting the increase in our Net Income and capital allocation discipline executing our business combination.

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Table 8: Adjusted Net Income
(in thousands of R$)	For the three months period ended December 31,			For the twelve months period ended December 31,
	2023	2022	% Chg	2023	2022	% Chg
Net income	101,886	71,331	42.8%	405,416	392,756	3.2%
Amortization of customer relationships and trademark (1)	29,273	22,015	33.0%	110,052	77,974	41.1%
Share-based compensation	11,453	10,860	5.5%	31,535	31,274	0.8%
Non-recurring (income) expenses:	21,837	24,547	-11.0%	44,121	33,133	33.2%
- Integration of new companies (2)	8,169	7,748	5.4%	28,120	24,763	13.6%
- M&A advisory and due diligence (3)	239	(697)	n.a.	12,616	2,497	405.3%
- Gain on tax amnesty (4)	-	-	n.a.	(16,812)	-	n.a.
- Expansion projects (5)	1,873	1,053	77.9%	4,409	3,411	29.3%
- Restructuring expenses (6)	6,291	5,307	18.5%	11,964	12,388	-3.4%
- Mandatory Discounts in Tuition Fees (7)	5,265	11,136	-52.7%	3,824	(9,926)	n.a.
Adjusted Net Income	164,449	128,753	27.7%	591,124	535,137	10.5%
Basic earnings per share - in R$ (8)	1.09	0.74	47.2%	4.30	4.14	4.0%
Adjusted earnings per share - in R$ (9)	1.79	1.38	29.6%	6.37	5.71	11.5%
(1) Consists of amortization of customer relationships and trademark recorded under business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding in respect to ISS (city tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819 to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter. The Company had a provision of R$53,302 and an indemnification asset from the selling shareholders of R$20,000 (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded as Other income (expenses), net on the consolidated statement of income and comprehensive income.
(5) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(6) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(7) Consists of mandatory settlements in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(8) Basic earnings per share: Net Income/Weighted average number of outstanding shares.
(9) Adjusted earnings per share: Adjusted Net Income attributable to equity holders of the Parent/Weighted average number of outstanding shares.

Cash and Debt Position

On December 31, 2023, Cash and Cash Equivalents were R$553.0 million, a decrease of 49.4% over December 31, 2022, due to UNIMA and FCM Jaboatão dos Guararapes business combinations.

For the full year ended December 31, 2023, Afya reported cash flow from operating activities of R$1,088.8 million, up from R$877.0 million in the same period of the previous year, an increase of 24.1% YoY, boosted by the solid operational results. Operating Cash Conversion Ratio was strong once again, achieving 97.1% for the full year of 2023 ended December 31, 2023, compared to 94.4% in the same period of the previous year.

On December 31, 2023, Net Debt, excluding the effects of IFRS 16, totaled R$1,814.6 million. When compared to December 31, 2022, Net Debt added to R$825 million related to UNIMA and FCM Jaboatão dos Guararapes business combinations closed on January 2, 2023, the Net Debt reduced R$ 391.0 million due to the strong Cash flow from operating activities.

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Table 9: Operating Cash Conversion Ratio Reconciliation	For the twelve months period ended in December 31,
(in thousands of R$)	Considering the adoption of IFRS 16
	2023	2022	% Chg
(a) Net cash flows from operating activities	1,043,623	843,899	23.7%
(b) Income taxes paid	45,144	33,089	36.4%
(c) = (a) + (b) Cash flow from operating activities	1,088,767	876,988	24.1%

(d) Adjusted EBITDA	1,165,678	961,924	21.2%
(e) Non-recurring (income) expenses:	44,121	33,133	33.2%
- Integration of new companies (1)	28,120	24,763	13.6%
- M&A advisory and due diligence (2)	12,616	2,497	405.3%
- Gain on tax amnesty (3)	(16,812)	-	n.a.
- Expansion projects (4)	4,409	3,411	29.3%
- Restructuring Expenses (5)	11,964	12,388	-3.4%
- Mandatory Discounts in Tuition Fees (6)	3,824	-9,926	n.a.
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	1,121,557	928,791	20.8%
(g) = (c) / (f) Operating cash conversion ratio	97.1%	94.4%	270 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding in respect to ISS (city tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819 to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter. The Company had a provision of R$53,302 and an indemnification asset from the selling shareholders of R$20,000 (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded as Other income (expenses), net on the consolidated statement of income and comprehensive income.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.
(6) Consists of mandatory settlements in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

The following table shows more information regarding the cost of debt for 2023, considering loans and financing, capital market and accounts payable to selling shareholders. Afya’s capital structure remains solid with a conservative leveraging position and a low cost of debt, Afya’s Net Debt (excluding the effect of IFRS16) divided by Adjusted EBITDA of 2023 is 1.6x.

Table 10: Gross Debt and Average Cost of Debt
(in millions of R$)	For the closing of the twelve months period ended in December 31,
					Cost of Debt
	Gross Debt		Duration (Years)		Per year		%CDI²
	2023	2022	2023	2022	2023	2022	2023	2022
Loans and financing: Softbank	826	824	2.4	3.4	6.5%	6.5%	50%	53%
Loans and financing: Debentures	529	500	3.6	4.6	15.0%	15.7%	114%	114%
Loans and financing: Others	445	621	1.3	2.1	15.0%	14.1%	114%	113%
Accounts payable to selling shareholders	567	529	0.8	1.2	13.1%	11.6%	100%	94%
Total¹| Average	2,368	2,474	2.1	2.9	11.8%	10.2%	89%	83%
(1) Total ammount refers only to the "Gross Debt" columns
(2) Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference: 2023 full year: ~11.65% p.y. and for 2022 full year: ~12.39% p.y.

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Table 11: Cash and Debt Position
(in thousands of R$)
	FY2023	FY2022	% Chg
(+) Cash and Cash Equivalents	553,030	1,093,082	-49.4%
Cash and Bank Deposits	11,746	57,509	-79.6%
Cash Equivalents	541,284	1,035,573	-47.7%
(-) Loans and Financing	1,800,775	1,882,901	-4.4%
Current	179,252	145,202	23.5%
Non-Current	1,621,523	1,737,699	-6.7%
(-) Accounts Payable to Selling Shareholders	566,867	528,678	7.2%
Current	353,998	261,711	35.3%
Non-Current	212,869	266,967	-20.3%
(-) Other Short and Long Term Obligations	-	62,176	-100.0%
(=) Net Debt (Cash) excluding IFRS 16	1,814,612	1,380,673	31.4%
(-) Lease Liabilities	874,569	769,525	13.7%
Current	36,898	32,459	13.7%
Non-Current	837,671	737,066	13.6%
Net Debt (Cash) with IFRS 16	2,689,181	2,150,198	25.1%

CAPEX

Capital expenditures consists of the purchase of property and equipment and intangible assets, including expenditures mainly related to the expansion and maintenance of our campuses and headquarters including leasehold improvements, and the development of new solutions in the digital segment, among others.

For the full year of 2023 ended December 31, CAPEX went from R$318.2 million to R$218.4 million, a decrease of 31.3% over the same period of the prior year. As of December 31, 2023, the Capex to Revenue, excluding licenses acquisition and goodwill remeasurement, was 7.6% a decrease from 10.9% in the same period of the previous year, reflecting the discipline on capital allocation.

Table 12: CAPEX
(in thousands of R$)	For the twelve months period ended in December 31,
	2023	2022	% Chg
CAPEX	218,428	318,155	-31.3%
Property and equipment	118,435	168,132	-29.6%
Intanglibe assets	99,993	150,023	-33.3%
- Licenses	-	24,408	n.a.
- Goodwill	-	39,100	n.a.
- Others	99,993	86,515	15.6%

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ESG Metrics

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results.

The 2022 Sustainability Report can be found at: https://ir.afya.com.br/corporate-governance/sustainability/

Table 13: ESG Metrics			4Q23	4Q22	2022	2021	2020	2019
#	GRI	Governance and Employee Management
1	405-1	Number of employees	9,680	8,708	8,708	8,079	6,100	3,369
2	405-1	Percentage of female employees	58%	57%	57%	55%	55%	57%
3	405-1	Percentage of female employees in the board of directors	36%	40%	40%	18%	18%	22%
4	102-24	Percentage of independent member in the board of directors	36%	30%	30%	36%	36%	22%
		Environmental
4	302-1	Total energy consumption (kWh)	6,845,599	5,379,440	17,011,842	12,176,966	8,035,845	5,928,450
4.1	302-1	Consumption per campus	148,817	122,260	412,747	385,573	321,434	395,230
5	302-1	% supplied by distribution companies	50.2%	72.5%	72.4%	91.3%	83.4%	96.2%
6	302-1	% supplied by other sources	49.8%	27.5%	27.6%	8.7%	16.6%	3.8%
		Social
8	413-1	Number of free clinical consultations offered by Afya	154,976	141,962	494,635	341,286	427,184	270,000
9		Number of physicians graduated in Afya's campuses	20,197	18,104	18,104	16,772	12,691	8,306
10	201-4	Number of students with financing and scholarship programs (FIES and PROUNI)	10,584	10,965	10,965	7,881	4,999	2,808
11		% students with scholarships over total undergraduate students	16.0%	18.8%	18.8%	12.9%	13.7%	11.7%
12	413-1	Hospital, clinics and city halls partnerships	649	662	662	447	432	60
(1) Some factors can influence in the adequate proportionality analysis of data over the years, such as: climate changes, COVID-19 pandemic effects, seasonalities, number of employees, number of students, number of active units, among others.
(2) "Other sources" refers to: (a) Derived from renewable sources, such as solar panels installed in the units; and (b) Derived from the search for alternative energy options in the market.
(3) Starting in 2Q22, previously disclosed environmental data were updated to consider: (a) GHG Protocol guidelines improvements, and (b) additional data-collection criteria refinements.
(4) Starting in 2Q22, previously disclosed social data were updated to consider: (a) the number of graduated physicians considering all units after its closing, and (b) partnerships related only to medical schools.
(5) The number of students with financing and scholarship programs (FIES and PROUNI) does not include any student from the acquisitions of 2023

6.	Conference Call and Webcast Information
When:	March 14, 2024, at 5:00 p.m. EST.
Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, IR Director

Dial-in: Brazil: +55 11 4632 2237 or +55 11 4680 6788 or +55 11 4700 9668 or +55 21 3958 7888 or +55 11 4632 2236.

United States: +1 669 900 6833 or +1 689 278 1000 or +1 719 359 4580 or +1 929 205 6099 or +1 253 205 0468 or +1 253 215 8782 or +1 301 715 8592 or +1 305 224 1968 or +1 309 205 3325 or +1 312 626 6799 or +1 346 248 7799 or +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 646 931 3860 or +1 669 444 9171.

Webinar ID: 926 2711 5284

Other Numbers: https://afya.zoom.us/u/acjXgMhUw6

OR

Webcast: https://afya.zoom.us/j/92627115284

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7.	About Afya Limited (Nasdaq: AFYA)

Afya is the leading medical education group in Brazil based on number of medical school seats. It delivers an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners, from the moment they enroll as medical students, through their medical residency preparation, graduate program, and continuing medical education activities. Afya also offers content and clinical decision applications for healthcare professionals through its products WhiteBook, Nursebook and Portal PEBMED. For more information, please visit www.afya.com.br.

8.	Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, and include risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of students and professors; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results are included in the filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

9.	Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya uses Adjusted EBITDA and Operating Cash Conversion Ratio information, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, plus share-based compensation plus/minus share of income of associate plus/minus non-recurring expenses. The calculation of Adjusted Net Income is net income plus amortization of customer relationships and trademark, plus share-based compensation. We calculate Operating Cash Conversion Ratio as the Cash flow from operating activities, adjusted with income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses. The calculation of Adjusted EPS is our Adjusted Net Income, minus the Minority Net Income divided by the Weighted average number of outstanding shares.

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Management presents Adjusted EBITDA, because it believes these measures provide investors with a supplemental measure of financial performance of the core operations that facilitates period-to-period comparisons on a consistent basis. Afya also presents Operating Cash Conversion Ratio because it believes this measure provides investors with a measure of how efficiently the Company converts EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, calculations of Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

10.	Investor Relations Contact

E-mail: ir@afya.com.br

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11.	Financial Tables

Consolidated statements of income and comprehensive income
For the years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian reais, except earnings per share)

	2023	2022	2021

Revenue	2,875,913	2,329,057	1,719,371
Cost of services	(1,109,813)	(859,552)	(652,300)
Gross profit	1,766,100	1,469,505	1,067,071

Selling, general and administrative expenses	(1,014,684)	(798,153)	(622,615)
Other income (expenses), net	15,645	(7,252)	(3,561)

Operating income	767,061	664,100	440,895

Finance income	110,642	102,042	64,566
Finance expenses	(457,616)	(349,893)	(243,796)
Finance result	(346,974)	(247,851)	(179,230)

Share of income of associate	9,495	12,184	11,797

Income before income taxes	429,582	428,433	273,462

Income taxes expenses	(24,166)	(35,677)	(31,179)

Net income	405,416	392,756	242,283

Other comprehensive income	-	-	-
Total comprehensive income	405,416	392,756	242,283

Income attributable to
Equity holders of the parent	386,324	373,569	223,326
Non-controlling interests	19,092	19,187	18,957
	405,416	392,756	242,283
Basic earnings per share
Per common share	4.30	4.14	2.39
Diluted earnings per share Per common share	4.27	4.12	2.37

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Consolidated statements of financial position
As of December 31, 2023 and 2022
(In thousands of Brazilian reais)

	2023	2022
Assets
Current assets
Cash and cash equivalents	553,030	1,093,082
Trade receivables	546,438	452,831
Inventories	1,382	12,190
Recoverable taxes	43,751	27,809
Other assets	58,905	51,745
Total current assets	1,203,506	1,637,657

Non-current assets
Trade receivables	39,485	42,568
Other assets	117,346	191,756
Investment in associate	51,834	53,907
Property and equipment	608,685	542,087
Right-of-use assets	767,609	690,073
Intangible assets	4,796,016	4,041,491
Total non-current assets	6,380,975	5,561,882

Total assets	7,584,481	7,199,539

Liabilities
Current liabilities
Trade payables	108,222	71,482
Loans and financing	179,252	145,202
Lease liabilities	36,898	32,459
Accounts payable to selling shareholders	353,998	261,711
Notes payable	-	62,176
Advances from customers	153,485	133,050
Labor and social obligations	192,294	154,518
Taxes payable	27,765	26,221
Income taxes payable	3,880	16,151
Other liabilities	2,773	2,719
Total current liabilities	1,058,567	905,689

Non-current liabilities
Loans and financing	1,621,523	1,737,699
Lease liabilities	837,671	737,066
Accounts payable to selling shareholders	212,869	266,967
Taxes payable	88,198	92,888
Provision for legal proceedings	104,361	195,854
Other liabilities	18,280	13,218
Total non-current liabilities	2,882,902	3,043,692
Total liabilities	3,941,469	3,949,381

Equity
Share capital	17	17
Additional paid-in capital	2,365,200	2,375,344
Treasury shares	(299,150)	(304,947)
Share-based compensation reserve	155,073	123,538
Retained earnings	1,380,365	1,004,886
Equity attributable to equity holders of the parent	3,601,505	3,198,838
Non-controlling interests	41,507	51,320
Total equity	3,643,012	3,250,158

Total liabilities and equity	7,584,481	7,199,539

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Consolidated statements of cash flows
For the years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian reais)

	2023	2022	2021
Operating activities
Income before income taxes	429,582	428,433	273,462
Adjustments to reconcile income before income taxes
Depreciation and amortization	289,511	206,220	154,220
Write-off of property and equipment	1,910	1,697	1,604
Write-off of intangible assets	413	25	2,374
Allowance for expected credit losses	74,552	42,708	47,819
Share-based compensation expense	31,535	31,274	43,377
Net foreign exchange differences	681	852	17,973
Accrued interest	285,447	200,081	108,437
Accrued lease interest	100,849	88,571	67,212
Share of income of associate	(9,495)	(12,184)	(11,797)
Provision (reversal) for legal proceedings	(56,825)	(766)	10,664

Changes in assets and liabilities
Trade receivables	(131,336)	(129,165)	(79,665)
Inventories	10,947	(363)	(3,720)
Recoverable taxes	(15,353)	(2,230)	(2,327)
Other assets	77,480	(1,048)	(19,425)
Trade payables	24,500	9,975	14,479
Taxes payable	3,278	(3,915)	(14,902)
Advances from customers	(17,892)	8,387	36,009
Labor and social obligations	31,525	21,247	23,449
Other liabilities	(42,542)	(12,811)	(2,693)
	1,088,767	876,988	666,550
Income taxes paid	(45,144)	(33,089)	(35,683)
Net cash flows from operating activities	1,043,623	843,899	630,867

Investing activities
Acquisition of property and equipment	(118,435)	(168,132)	(125,869)
Acquisition of intangibles assets	(126,993)	(128,892)	(150,931)
Dividends received	9,900	6,754	11,770
Acquisition of non-controlling interest	(21,000)	-	-
Acquisition of subsidiaries, net of cash acquired	(815,005)	(277,649)	(1,005,017)
Payments of interest from acquisition of subsidiaries and intangibles	(71,518)	(23,550)	(12,108)
Restricted cash	-	-	8,103
Net cash flows used in investing activities	(1,143,051)	(591,469)	(1,274,052)

Financing activities
Payments of principal of loans and financing	(112,630)	(1,791)	(107,766)
Payments of interest of loans and financing	(175,889)	(116,587)	(50,310)
Proceeds from loans and financing	5,288	496,885	809,539
Payments of lease liabilities	(31,473)	(28,511)	(20,075)
Payments of interest of lease liabilities	(103,911)	(85,001)	(67,676)
Treasury shares buy back	(12,369)	(152,317)	(213,722)
Proceeds from exercise of stock options	9,791	-	33,336
Dividends paid to non-controlling shareholders	(18,750)	(19,736)	(18,648)
Net cash flows generated (used) in financing activities	(439,943)	92,942	364,678
Net foreign exchange differences	(681)	(852)	(17,973)
Net increase (decrease) in cash and cash equivalents	(540,052)	344,520	(296,480)
Cash and cash equivalents at the beginning of the year	1,093,082	748,562	1,045,042
Cash and cash equivalents at the end of the year	553,030	1,093,082	748,562

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Reconciliation between Net Income and Adjusted EBITDA

Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period December 31,			For the twelve months period ended December 31,
	2023	2022	% Chg	2023	2022	% Chg
Net income	101,886	71,331	42.8%	405,416	392,756	3.2%
Net financial result	79,661	67,596	17.8%	346,974	247,851	40.0%
Income taxes expense	(9,130)	10,065	n.a.	24,166	35,677	-32.3%
Depreciation and amortization	77,339	54,514	41.9%	289,511	206,220	40.4%
Interest received (1)	7,690	5,218	47.4%	33,450	27,197	23.0%
Income share associate	(1,824)	(1,924)	-5.2%	(9,495)	(12,184)	-22.1%
Share-based compensation	11,453	10,860	5.5%	31,535	31,274	0.8%
Non-recurring (income) expenses:	21,837	24,547	-11.0%	44,121	33,133	33.2%
- Integration of new companies (2)	8,169	7,748	5.4%	28,120	24,763	13.6%
- M&A advisory and due diligence (3)	239	(697)	n.a.	12,616	2,497	405.3%
- Gain on tax amnesty (4)	0	-	n.a.	(16,812)	-	n.a.
- Expansion projects (5)	1,873	1,053	77.9%	4,409	3,411	29.3%
- Restructuring expenses (6)	6,291	5,307	18.5%	11,964	12,388	-3.4%
- Mandatory Discounts in Tuition Fees (7)	5,265	11,136	-52.7%	3,824	(9,926)	n.a.
Adjusted EBITDA	288,912	242,207	19.3%	1,165,678	961,924	21.2%
Adjusted EBITDA Margin	39.6%	40.7%	-110 bps	40.6%	41.5%	-90 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of recently acquired companies, such as expenses with personnel and third party consulting firms.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding in respect to ISS (city tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819 to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter. The Company had a provision of R$53,302 and an indemnification asset from the selling shareholders of R$20,000 (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded as Other income (expenses), net on the consolidated statement of income and comprehensive income.
(5) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(6) Severance cost related to the termination of employment relationship with the organizational restructuring of the acquired business and Digital Segment restructuring.
(7) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on-site class restriction, and excludes any recovery of these discounts that were invoiced based on the decision by the Brazilian Federal Supreme Court (Supremo Tribunal Federal), or the Brazilian Supreme Court, with respect to this matter.

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